SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form,
the Registrant is also thereby furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 13, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer

Gafisa

Disclaimer

In this presentation we make forward-looking statements that are subject to risks and uncertainties.

Such statements are based on beliefs and assumptions of our management and information to which the Company currently has access. Forward-looking statements include information regarding our intent, belief or current expectations, as well as those of the Board of Directors and Officers of the Company.

The statements and information care about the future also include information of possible or presumed operating results, as well as statements preceded by, followed by or include the words "believes", "may", "will", "continue" "expects", "anticipates", "intends", "plans", "estimates" or similar expressions. The statements and information about the future are not guarantees of performance. They involve risks, uncertainties and assumptions because they are relate to future events and therefore depend on circumstances that may or may not occur. Future results and the creation of value for shareholders may differ from those expressed or suggested by forward looking statements. Many of the factors that will determine these results and values are beyond of our capacity or ability to control or predict.

Agenda

1. Corporate Profile
2. Strategy
3. Real Estate Market
4. Operational Performance
5. Financial Performance



1

Corporate Profile

Gafisa

With over 60 years of history, Gafisa is a benchmark in real estate development and construction in Brazil

Time Line

GRANDES IDEIAS PARA VIVER BEM

1954	2006	2007	2008/09	2013	2017	2018
Foundation	IPO	Listing NYSE Acquisition of 60% of Alphaville	Acquisition of Tenda	Sale of 70% of Alphaville	Spin-off Tenda	Structural (operational, administrative e financial) and strategic positioning to thrive in the new real estate cycle

Gafisa focus its activities in the middle and upper-middle class segments, in the states of São Paulo and Rio de Janeiro

Corporate Profile

Segments

Moov – units priced between R$350k-R$500k

Line – units priced between R$500k-R$2MM

Regions

São Paulo

Rio de Janeiro

Approx. 2,700 employees (including own and third parties)

30% interest in Alphaville

Lean corporate structure, lead by a management team with an average of 12 years of Gafisa experience



CEO
Sandro Gamba
People
Adriana Farhat
Management Team
Development
Guilherme Carlini
Sales & Marketing
Lucas Tarabori
CFO & IRO
Carlos Calheiros
Operational
Luciano Amaral
Administrative
Gerson Cohen

- ✓ Current management team average tenure is of **12** years



2.

Strategy

Gafisa

Gafisa's strategy for the next cycle is based on 4 pillars of competitive advantages

Gafisa Strategy

- Corporate Governance
- Constructive Method
- Sales Model
- Brand Strength

Advanced Corporate Governance practices, particularly when compared to the real estate sector

- Company listed in the Novo Mercado, B3's segment with the strictest corporate governance requirements
- 100% voting shares, 100% free float and 100% tag along rights
- Majority of independent members in the Board of Directors (6 out of 7)
- Advanced structure of Board committees



General Meeting
Fiscal Council
Board of Directors
Audit Committee
Remuneration Committee
Naming and Corporate Governance Committee
Executive Finance Committee
Executive Investments Committee
Executive Ethics Committee

Gafisa uses an innovative process in its Moov line, which reduces the cycles in its construction method

Industrialization

- ✓ Reduction of the activities cycle
- ✓ 70% of cycles with up to 5 suppliers

↓

- ✓ Productivity gains
- ✓ Eased planning and control

Benefits

- ✓ Cost Reduction
- ✓ Term Reduction



Aligned with its tradition of innovation, Gafisa is seeking to increase the share of technology in its sales mix

- ✓ Structure is ready to efficiently cover all sales channel
- ✓ Constant digital innovation, with increasing use of "analytics" tools, AI and social media engagement. Digital platform is already responsible for ~40% of Gafisa Vendas sales


PRÊMIO
VIVAREAL
Destaques do Mercado Imobiliário
4ª edição / 2017

- ✓ Best sales campaign with the "Olho no Olho Real Life" case (series of live shows streamed by Facebook)|
- ✓ Best use of technological resources "Case Casa de Vidro – Olho no Olho"

- ✓ Increase in the use of digital channels reflects directly in selling expenses

Selling Expenses/Net Sales (%) and SoS 12M


29.6%
26.1%
37.6%
13.1%
13.6%
10.6%
9M15
9M16
9M17

The strength of the Gafisa brand, built in over 60 years of excellency, is one of the Company’s strong pillars

- ✓ More than **1,100** projects delivered
- ✓ More than **16 million** square meters built
- ✓ More than **1.5 million** people live in a Gafisa
- ✓ Track Record of deliveries on time and within budget

2017

- ✓ Development Category: 1st Place
- ✓ Construction Category: 2nd Place
- ✓ *Marca Mais* Category: 3rd Place
- ✓ Sales Company Category: 5th Place



3

Real Estate Market

Gafisa

PSV of residential launches was up by 12% in São Paulo metro region in the 9M17 x 9M16 comparison

PSV Residential Launches (R$ billion) - RMSP


28.2
26.5
16.5
13.1
2013
2014
2015
2016
52%
7%
1.3
1.9
3.1
3.1
3.0
3.0
1Q16
1Q17
2Q16
2Q17
3Q16
3Q17

Source: Secovi

The PSV of residential sales in São Paulo metro region also recovered and was up by 10% y-o-y (9M17 x 9M16)

PSV Residential Sales (R$ billion) - RMSP


26.2
18.7
14.1
11.5
2013
2014
2015
2016
-13%
10%
30%
2.3
2.0
3.1
3.4
2.4
3.2
1Q16
1Q17
2Q16
2Q17
3Q16
3Q17

Source: Secovi

Residential inventory presented a downward trend, with a reduction of launches in the last years and sales recovery (RMSP)



Inventory (Units) - RMSP
50,000
40,000
30,000
20,000
10,000
0
[NOME DA CATEGORIA]
45,331
[NOME DA CATEGORIA]
35,857
-20%
[NOME DA CATEGORIA]
28,844
[NOME DA CATEGORIA]
20,047
jan/10 mai/10 set/10 jan/11 mai/11 set/11 jan/12 mai/12 set/12 jan/13 mai/13 set/13 jan/14 mai/14 set/14 jan/15 mai/15 set/15 jan/16 mai/16 set/16 jan/17 mai/17 set/17

Source: Secovi



4

Operational Performance

Gafisa

Rigorous analysis for launch approval reflects in the SoS of 47.7% of year launches, with PSV sold of R$250.8 million*

Launches	J330 Jardins	Parque Ecoville F3	Moov Parque Maia	Moov Espaço Cerâmica	Moov Estação Brás
Location	Jardins São Paulo/SP	Curitiba/PR	Guarulhos/SP	São Caetano/SP	Brás São Paulo/SP
Launch (R$ million)	Jul-17	Jul-17	Aug-17	Sep-17	Dec-17
PSV	74	57	171	169	87
Project					

*Sales in units until 3Q17

Focus in sales of inventory in 1H17, with most of the launches in the 3Q17. PSV at the same levels as in 2013.

Net Sales (R$MM) and PSV


27.9
27.7%
29.6%
31.1%
28.9%
26.5%
26.1%
31.5%
34.5%
36.8%
37.6%
8.0%
10.5%
11.0%
10.8%
3.3%
6.3%
11.5%
16.8%
6.7%
7.9%
18.3%
180
242
248
245
67
130
258
356
117
127
354
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Net Sales
Quarterly PSV
PSV 12M

Net Sales Breakdown 9M17


37.6%
R$598 MM
62.4%
Inventory
Launches

Dissolutions at the lowest levels since 2014, with concentration on older projects

Dissolutions (R$MM)


125
116
147
125
170
132
106
100
118
114
84
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17

Dissolutions Breakdown 9M17


Quanto de comercial
20.0%
R$316 MM
80.0%
Residential
Commercial

Reduction in the level of inventories during the year reflects the successful launches and the company's efforts in the sale of remaining units

Evolution of Inventories in 2017 (R$ Thousand)



1,760
464
316
959
1,581
Inventories 4Q16
Launches
Cancellations
Gross Sales
Inventories 3Q17

Despite the high level, the residential inventory is performing well. Commercial still presents low SoS.

Inventory Breakdown (R$ thousand) – Region and Category



1,103
134
97
170
77
-
Total Inventory - R$1.581 MM
São Paulo
Rio de Janeiro
Other
Residential
Commercial*

*97% of commercial inventory is comprised of concluded projects

Inventory by work status (PSV)



32%
R$1,581 MM
68%
Finished
Not Finished

Concluded Inventory by Category (PSV)



42%
R$507 MM
58%
Residential
Commercial*

Comercial Invetory by Geography (PSV)



44%
R$304 MM
56%
São Paulo
Rio de Janeiro

*Inventory concentrated in 1 project (SAO)
** Inventory concentrated on two projects (Americas and Target)

Landbank suitable for 2-3 years of launches

Landbank (R$ thousand)* - Region


2,518
1,775
São Paulo
Rio de Janeiro

Distribution


São Paulo
48.3%
51.7%
Rio de Janeiro
27.0%
73.0%
% Swaps
% No Swaps

- ✓ Average ticket: R$530,000
- ✓ Average PSV of landbank: R$186.7MM
- ✓ Launches in 2018 at the same levels of 2016

*More information available on landbank in Appendix I

This year, Gafisa delivered 8 projects and currently has 19 construction sites with 370 thousand m² under supervision

Deliveries 2017

Project	Delivery	Launch Year	Location	Gafisa Units	PSV (R$MM)
EASY TATUAPE	march-17	2013	São Paulo - SP	145	61
HI GUACA	march-17	2014	São Paulo - SP	183	64
HOME ESPAÇO CERÂMICA	march-17	2014	São Caetano do Sul - SP	256	140
EASY CIDADE UNIVERSITÁRIA	april-17	2014	São Paulo - SP	334	152
SQUARE OSASCO F1L1	may-17	2013	Osasco - SP	302	86
RISTRETTO LORIAN BOULEVARD	june-17	2014	São Paulo - SP	271	179
TODAY MODERN RESIDENCES	june-17	2014	Rio de Janeiro - RJ	113	63
GO MARAVILLE	august-17	2015	Jundiaí - SP	286	75
TOTAL 9M17				**1,890**	**820**



5

Financial Performance

Gafisa

The financial result is still impaired by older projects, but the adjusted gross margin already shows improvement

Revenue Recognition x Net Sales (by project launch year) – 3Q17

Net Sales



8%
10%
11%
8%
63%
2017
2016
2015
2014
≤ 2013

Net Revenue



15%
12%
27%
46%
2016
2015
2014
≤ 2013

Profit and Gross Margin (R$ Thousand)

	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)	9M17	9M16	Y/Y(%)
Net Revenue	160,325	147,253	9%	268,271	40%	444,117	651,881	-32%
Gross Profit	-7,631	-14,403	-47%	963	-892%	-39,201	30,503	-229%
Gross Margin	-4.8%	-9.8%	500 bps	0.4%	-520 bps	-8.8%	4,7%	-1350 bps
(-) Financial Costs	26,317	26,824	-2%	46,258	-43%	91,117	118,019	-23%
Adjusted Gross Profit (1)	18,686	12,421	50%	47,221	-60%	51,916	148,522	-65%
Adjusted Gross Margin (1)	11.7%	8.4%	330 bps	17.6%	-590 bps	11.7%	22.8%	-1110 bps

1) Adjusted by capitalized interest.

Backlog Results showed growth in 3Q17, attesting the margin recovery in more recent projects

R$ thousand	3Q17	2Q17	Q/Q (%)	3Q16	Y/Y (%)
Backlog Revenues	630,168	450,923	40%	394,475	60%
Backlog Cost of Units Sold	-409,994	-289,632	42%	-251,151	63%
Backlog Results	**220,174**	**161,291**	**37%**	**143,324**	**54%**
Backlog Margin	34.90%	35.80%	-90 bps	36.3%	-140 bps

G&A reduction, with an ongoing search for efficiency gains, is reflected in the Company's results


SG&A Evolution (R$ MM)
80
8%
74
7%
69
9M15
9M16
9M17

Reduction carried out in mainly all SG&A lines

	3Q16	3Q17	Chg (%)	9M16	9M17	Chg (%)
Salaries and Charges	9,583	7,081	-26%	26.473	25.877	-2%
Benefits to Employees	1,025	704	-31%	3.196	2.480	-22%
Travel and Utilities	107	67	-37%	463	245	-47%
Rent and Condominium Fees	1,759	1,584	-10%	6.158	4.399	-29%
IT	3,832	1,656	-57%	11.668	9.621	-18%
Stock Options	2,317	1,195	-48%	5.506	2.898	-47%
Provision for Profit Sharing	6,250	1,037	-83%	12.500	9.395	-25%
Other	93	204	119%	434	584	35%
Third Party Services*	2,579	7,913	207%	7.672	13.049	70%
TOTAL	**27,545**	**21,441**	**-22%**	**74.070**	**68.548**	**-7%**

*Expense related to Tenda's Spin Off

Tenda's capital reduction and payment of the FGTS debentures in 4Q17


Gross Debt Evolution (R$ MM)
1,907
1,692
1,589
1,327
1,219
2015
2016
1T17
2T17
3T17

- ✓ During 4Q17, we paid the FGTS debentures in the amount of R$158 million using the funds received from the payment related to Tenda's capital reduction
- ✓ Cost of debt at the end of 3Q17 was 13.23% per year
- ✓ In 3Q17, leverage (Net Debt/Shareholder's Equity) was 87.1%. Disregarding Project Financing, it was 12.7%

Debt renegotiation coupled with capital increase are key to the Company's strategic positioning in the new cycle

Traduzir gráficos

Debt Maturity Schedule 3Q17 (R$ MM)


Reported
155
438
403
206
17
Sep/18
Sep/19
Sep/20
Sep/21
Gross Debt
Debentures
After renegotiation with banks linked to the capital increase and payment of debentures
Simulated
155
302
168
351
243
Sep/18
Sep/19
Sep/20
Sep/21
Gross Debt
Debentures



Appendix

Appendix 1. Landbank

Regional	Land	Data Compra	Área Total	Unid. GFSA	Part. %	VGV Liq. GFSA (M)*
SP	**Land 1**	jun-08	28,303	928	100.0%	654.5
SP	**Land 2**	jan-10	2,269	64	100.0%	41.1
SP	**Land 3**	jul-10	19,443	988	100.0%	263.7
SP	**Land 4**	sep-10	10,000	296	100.0%	80.1
SP	**Land 5**	jan-11	11,078	671	50.0%	235.8
SP	**Land 6**	may-11	5,469	178	100.0%	86.2
SP	**Land 7**	jun-11	3,476	220	100.0%	46.1
SP	**Land 8**	jul-11	7,951	632	100.0%	335.2
SP	**Land 9**	nov-11	4,332	228	100.0%	88.3
SP	**Land 10**	mar-13	2,568	543	100.0%	89.8
SP	**Land 11**	may-13	10,623	396	100.0%	143.4
SP	**Land 12**	jul-13	3,495	386	100.0%	81.4
SP	**Land 13**	dec-13	2,520	76	100.0%	139.7
SP	**Land 14**	jul-14	1,917	104	100.0%	153.7
SP	**Land 15**	jul-15	1,182	91	100.0%	79.3
RJ	**Land 16**	jan-08	17,584	84	100.0%	231.6
RJ	**Land 17**	sep-11	85,677	1.037	100.0%	611.0
RJ	**Land 18**	nov-12	60,000	300	100.0%	354.8
RJ	**Land 19**	mar-15	2,623	260	100.0%	144.5
RJ	**Land 20**	mar-15	6,879	267	100.0%	170.8
RJ	**Land 21**	nov-15	7,909	0	100.0%	115.5
RJ	**Land 22**	dec-15	1,589	55	50.0%	66.0
RJ	**Land 23**	aug-16	6,457	244	100.0%	80.7

*Estimated Unitary Values